REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)


The Annual Meeting of Shareholders of the Fund was held on May
9, 2013. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

                           Shares Voted     Shares
                              For           Withheld

To elect three directors to serve until the Annual Meeting in the year 2016 or until their successors are duly elected and qualified:

Robert J. Genetski         33,298,078        789,331
Philip R. McLoughlin       31,317,580        769,829
Nathan I. Partain          33,379,410        707,999

Directors whose term of office continued beyond this meeting are as follows: Stewart E. Conner, Nancy Lampton, Geraldine M.
McNamara, Eileen A. Moran, Christian H. Poindexter, Carl F.
Pollard, and David J. Vitale.